UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63065/October 8, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14045

In the Matter of

	:
ANYTHING2SHIP, INC.,	:
AQUACULTURE RESOURCES	: ORDER MAKING FINDINGS AND
MANAGEMENT, INC.,	: REVOKING REGISTRATIONS BY
ARCADIA INVESTMENTS, INC.,	: DEFAULT
ARMITEC, INC.,	:
ARROW CAPITAL GROUP, INC.,	:
AUGUST FINANCIAL HOLDING CO., INC., and	:
AW COMPUTER SYSTEMS, INC.	:

   The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 14, 2010, alleging that the seven Respondents failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. The OIP was served on all Respondents by September 17, 2010. All Respondents are in default because they did not file an Answer, participate in the telephonic prehearing conference on October 4, 2010, or otherwise defend the proceeding. <u>See</u> 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Based on these facts, I find the following allegations in the OIP to be true. <u>See</u> 17 C.F.R. § 201.155(a).

Findings of Fact and Conclusions of Law

   Anything2Ship, Inc. (Anything2Ship), Central Index Key (CIK) No. 1078610, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Anything2Ship is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2002, which reported a total loss of $91,780 for the prior three months.

Aquaculture Resources Management, Inc. (Aquaculture Resources), CIK No. 1094339, is a dissolved Florida company located in Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Aquaculture Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2001, which reported a net loss of $3,063 for the prior nine months.

Arcadia Investments, Inc. (Arcadia), CIK No. 1101094, is a dissolved Wyoming corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Arcadia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $19,853 for the prior six months.

Armitec, Inc. (Armitec), CIK No. 723619, is a void Delaware corporation located in Smyrna, Georgia, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Armitec is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $239,479 for the prior three months. As of September 8, 2010, Armitec's stock (symbol "AMTI") was traded on the over-the-counter markets.

Arrow Capital Group, Inc. (Arrow Capital), CIK No. 1097763, is a permanently revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Arrow Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $2,611 for the prior six months.

August Financial Holding Co., Inc. (August Financial), CIK No. 835176, is a dissolved Nevada corporation located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. August Financial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2003, which reported a net loss of $312,374 for the prior six months. On December 22, 2003, August Financial announced the winding-up of its business. As of September 8, 2010, August Financial's stock (symbol "AFHI") was traded on the over-the-counter markets.

AW Computer Systems, Inc. (AW Computer), CIK No. 319037, is a New Jersey corporation located in Mount Laurel, New Jersey, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. AW Computer is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998, which reported a net loss of $839,666 for the prior nine months. On May 5, 1998, AW Computer filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of New Jersey, which was terminated on September 25, 2002.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Anything2Ship, Aquaculture Resources, Arcadia, Armitec, Arrow Capital, August Financial, and AW Computer is both necessary and appropriate for the protection of investors.

Order

I ORDER that the registration of each class of registered securities of Anything2Ship, Inc., Aquaculture Resources Management, Inc., Arcadia Investments, Inc., Armitec, Inc., Arrow Capital Group, Inc., August Financial Holding Co., Inc., and AW Computer Systems, Inc., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge